QUESTIONS AND ANSWERS

                               about the offer of
                         FIRST FEDERAL BANCSHARES, INC.
                    to purchase for cash up to 560,000 shares
                     of common stock at a purchase price of
                           $31.00 to $34.00 per share

The following information is designed to answer frequently asked questions about the offer by First Federal Bancshares, Inc. to purchase shares of its common stock. Stockholders are referred to the accompanying Offer to Purchase dated April 16, 2004 (white booklet) and Letter of Transmittal (blue form) for a detailed description of the terms and conditions of the offer.

Q.   What is this offer to purchase?

A. We are inviting our stockholders to tender shares of our common stock, $0.01 par value per share, at prices not in excess of $34.00 nor less than $31.00 per share in cash, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in our Offer to Purchase, dated April 16, 2004, and in the Letter of Transmittal, which together constitute the "offer." We will determine the single per share price, not in excess of $34.00 nor less than $31.00 per share, net to the seller in cash, that we will pay for shares validly tendered pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. We will select the lowest purchase price that will allow us to buy 560,000 shares, or the lesser number of shares that are tendered, at prices not in excess of $34.00 nor less than $31.00 per share. This type of issuer tender offer is commonly referred to as a "modified Dutch auction."

Q.   What is a "modified Dutch auction?"

A. A modified Dutch auction is a process whereby a company makes a direct tender offer to its own stockholders to purchase a specified number of shares of its stock within a specified price range per share, and pays the highest price at which it accepts shares to all stockholders whose shares are accepted. In this case, we are making a direct offer to all of our stockholders to purchase in the aggregate 560,000 shares of our common stock at a price not in excess of $34.00 nor less than $31.00 per share. This process allows each stockholder to elect whether to sell stock, and the price the stockholder is willing to sell at within the given price range. After receiving tenders of shares, at the termination of the offer, we will choose the lowest price within the specified range that will permit us to purchase the amount of securities sought and this price will become the purchase price.

Q.   What will be the final purchase price?

A. All shares acquired in the offer will be acquired at the purchase price. We will select the lowest purchase price that will allow us to buy up to 560,000 shares. All stockholders tendering at or below the purchase price will receive the same price per share. For example, if 200,000 shares are tendered at $31.00 per share, 360,000 shares are tendered at $33.00 per share and 100,000 are tendered at $34.00 per share, 560,000 shares will be purchased at $33.00 per share from the persons who tendered at $31.00 and $33.00, and the 100,000 shares tendered at $34.00 per share will be returned and not purchased.

Q. What is the market price for First Federal Bancshares common stock in relation to the purchase price in this offer?

A. The purchase price in this offer will be not more than $34.00 and not less than $31.00 per share. On April 12, 2004, the closing


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     price for our shares on the Nasdaq National Market was $32.51. We encourage you to obtain current market quotations for First Federal Bancshares common stock prior to making a decision regarding this offer. The trading symbol for our common stock is FFBI.

Q. What will happen if more than 560,000 shares are tendered at or below the purchase price?

A. In the event more than 560,000 shares are tendered at or below the purchase price, shares tendered at or below the purchase price will be acquired by us (1) first from any stockholder who owned beneficially, as of the close of business on April 16, 2004 and continues to own beneficially as of the termination of the offer, an aggregate of fewer than 100 shares and who validly tenders all of the shares, (2) second from all other tendering stockholder subject to proration, other than from stockholders who tender conditionally for which the condition is not satisfied and (3) third, if necessary, from shares tendered conditionally selected by random lot.

Q.   At what price may I tender my shares?

A. Stockholders may elect to tender their shares in increments of half a dollar ($.50) starting at $31.00 per share up to and including $34.00 per share. The election as to the number of shares and the price a stockholder is willing to tender are to be indicated on the letter of transmittal.

Q.   How do I tender my shares?

A. If you hold your shares in certificate form, you must return a properly completed letter of transmittal (the blue form) and any other documents required by the letter of transmittal, together with the certificates for the shares being tendered, to the depositary, Computershare Trust Company, which must be received by them by 5:00 p.m., Mountain time, on May 21, 2004.

Q.   How do I tender my shares if my shares are held by my broker?

A. If your shares are registered in street name with a broker, dealer, commercial bank, trust company or other nominee, you will need to contact your broker, bank or other nominee and instruct the nominee to make the tender of your shares for you. You cannot tender your shares using the letter of transmittal even though you may have received one for your information.

     If you are a broker and are tendering shares in book-entry form for your customers, you must comply with the book-entry delivery procedure described in Section 3 of the Offer to Purchase.

Q. What do I do if I have lost my certificates, or if they have been mutilated, destroyed or stolen, but I still want to tender them?

A. Call the depositary at (303) 262-0600 ext. 4732 for instructions for tendering shares in these circumstances.

Q. I want to tender but I cannot get my stock to the depositary on time. What should I do?

A. If you cannot submit a valid tender by the expiration date but want to tender, you may complete the guaranteed delivery instructions, which gives you three days to produce the certificates. Have an eligible institution (as defined in Instruction 1 of the letter of transmittal) help you fill out the form as instructed in Section 3 of the Offer to Purchase.


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Q.   If First Federal Bancshares purchases my shares, when will I receive the money?

A. Promptly after the expiration date. If you are a registered shareholder, you will receive a check from the depositary. If you hold your stock with a bank or broker, your account will be credited with the purchase price.

Q.   Do I have to sell my stock to First Federal Bancshares?

A.   No. A stockholder is not required to tender any stock.

Q. What happens if I do not tender my stock to First Federal Bancshares to purchase?

A. Nothing will happen if you do not tender any or all of your shares. Your shares will remain outstanding without a change in the terms or ownership rights. You will continue to own the same number of shares without any adjustment, and you will continue to receive the same dividend and voting rights. However, since we will purchase up to 560,000 of our outstanding shares, the percentage of the outstanding stock that you own will increase because the number of outstanding shares will be reduced.

Q.   What if the terms of the offer change?

A. In the event the expiration date is extended or if the terms of the offer are materially changed, we will generally give notice of the change and for a period of at least 5 business days, and under certain circumstances at least 10 business days, from the notice stockholders will be able to change or withdraw their tender.

Q.   Can I tender part of my stock at different prices?

A. Yes, you can elect to tender part of your stock at one price and an additional amount at a second price. For example, if you owned 1,500 shares, you could tender 500 shares at $31.00, 500 shares at $33.00 and keep the remaining 500 shares. However, you cannot tender the same stock at different prices. In the prior example, the stockholder owning 1,500 shares cannot tender 1,500 at $31.00 and 1,500 at $33.00. If you tender some shares at one price and other shares at a different price, you must use a separate Letter of Transmittal for each price.

Q.   Will I be charged a brokerage commission?

A. No. First Federal Bancshares, through this offer to purchase only, will purchase stock directly from each stockholder at the purchase price without the use of a broker.

Q.   Can I change or cancel my tender?

A. You may increase or decrease the number of shares indicated in the Letter of Transmittal or withdraw it entirely until 5:00 p.m. on May 21, 2004. Generally after May 21, 2004, you cannot withdraw your tender. If you desire to change or withdraw your tender, you are responsible to make certain that a valid withdrawal is received by the May 21, 2004 deadline. Except as discussed in the Offer to Purchase, tenders are irrevocable after the May 21, 2004 deadline.

Q.   Can you summarize the process by which shares are validly tendered?

A. Generally, for certificated shares you must complete the letter of transmittal (the blue form) as follows:

     o List the certificates and the number of shares that you are tendering in box (1) captioned "Description of shares tendered".


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     o    Check the box specifying the price at which you are tendering in box
          (3) captioned "Price (in dollars) per share at which shares are being tendered".

     o If you want to give us special payment instructions, complete box (6) captioned "Special payment instructions".

     o If you want to give us special delivery instructions, complete box (7) captioned "Special delivery instructions".

     o If you are an odd lot holder who is tendering all your shares, complete box (4) captioned "Odd lots".

     o If you want to make a conditional tender of shares, complete box (5) captioned "Conditional tenders".

     o If your shares are being delivered by book-entry, complete box (2) captioned "This box for use by eligible institutions only".

     o Complete Substitute Form W-9 on page 8 to certify your tax identification number.

     o Sign the letter of transmittal in box (8) captioned "Signature(s)" (in certain circumstances, signatures must be guaranteed in box (9) captioned "Signature guarantee").

     You must deliver your share certificates or comply with the book-entry delivery requirements. See Section 3 of the Offer to Purchase. These documents must be received by the depositary, Computershare Trust Company, no later than 5:00 p.m., Mountain time, on May 21, 2004. If you are tendering shares held by a broker, commercial bank, trust company or other nominee, your instructions must be given to your nominee who will, on the basis of your instructions, tender shares for you. Please see Section 3 of the Offer to Purchase and the Letter of Transmittal for more details about how to tender shares.

Q. Is First Federal Bancshares making any recommendation as to whether shareholders should tender their shares?

A. Neither First Federal Bancshares nor its board of directors makes any recommendation to any shareholder as to whether to tender all or any shares. Directors, officers and employees of First Federal Bancshares who own shares are permitted to participate in this offer on the same basis as our other shareholders. Our directors and executive officers have indicated that they do not intend to tender any of their shares. You must make you own decision as to whether to tender shares and, if so, how many shares to tender and at what price.

Q.   How can I get more information?

A. If you have a question, please call our information agent, Georgeson Shareholder Communications, Inc. at (800) 501-4292, from 9:00 a.m. - 6:00 p.m., Eastern time, Monday through Friday.

This brochure is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to purchase the stock of First Federal Bancshares is made only by the accompanying Offer to Purchase dated April 16, 2004 and Letter of Transmittal.


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